

March 1, 2012

<u>Via E-mail</u>
Mr. Ira Lamel
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc.
58 South Service Road
Melville, New York, 11747

   Re: **The Hain Celestial Group, Inc.**
       Form 10-K for the Fiscal Year ended June 30, 2011
       Filed August 29, 2011
       Response Letter dated February 17, 2012
       File No. 0-22818

Dear Mr. Lamel:

   We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended June 30, 2011</u>

<u>Financial Statements</u>

<u>Note 18 – Segment Information, page 67</u>

1. We have read your response to prior comment one including the various reports pertaining to segment identification. In the CODM package, we note that the Audit Committee Financial Review Schedules and Key Business Performance Data reports show gross margin of various product groups and reporting units; and that the Audit Committee Financial Review Schedules also include measurements of profitability, such as operating income and net income, for these product groups or reporting units. Since the CODM receives this discrete financial information on a regular basis, it remains

unclear how you determined that your business is comprised of a single operating segment. Please address the following points.

- Provide us with a copy of the organization chart that shows the chief operating decision maker, his direct reports, and managers of the product groups and reporting units referenced above;

- Describe the frequency and types of communications between the CODM and his direct reports and these managers;

- Describe the process of preparing and approving your operating and capital expenditure budgets with details sufficient to understand each step in the process, and the level and extent of participation by your chief operating decision maker, his direct reports and these managers;

- Identify the brands that comprise each of the product groups and reporting units shown in the CODM reports mentioned above;

- Provide a copy of the minutes of your board of directors' meetings for each of the most recent four meetings; and

- Describe the significant resource allocation decisions made during 2011 and 2012 by your chief operating decision maker, including those which pertained to such product groups and reporting units.

2. We note your response to prior comment one stating that your CODM focuses on sales performance by brand or product category when assessing performance and making decisions about resource allocations. Given that the CODM receives various measures of profitability for product groups and reporting units, we would like to understand why the CODM would not utilize such measures when making important decisions about resource allocations, as you contend. Please clarify the means by which your CODM assesses performance. For example, tell us how this is accomplished when revenue for a specific product group or reporting unit is consistent with expectations, while the corresponding profitability reflected in gross margins or operating income is less favorable; it should be clear how informed decisions about resource allocations are being formulated.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief